[ANADARKO LETTERHEAD]

                            BRUCE W. BUSMIRE
VICE PRESIDENT AND CHIEF ACCOUNTING OFFICER

June 13, 2007

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
Mail Stop 3561

Re:    Anadarko Petroleum Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2006
         File No. 001-08968

Dear Mr. Schwall:

       We are providing the following responses to the comment letters dated April 23, 2007 and June 4, 2007 from the staff of the Securities and Exchange Commission (the "SEC") regarding our Form 10-K for the fiscal year ended December 31, 2006 (our "Form 10-K"). The following responses are keyed to the staff's comments. All page numbers in our responses refer to our Form 10-K.

       Based on our review of the staff comment letters, and as further described herein, we believe that our Form 10-K is not materially inaccurate or misleading and, therefore, believe that amendment of our existing filing is not necessary. Instead, as indicated in our responses below, we propose to make appropriate clarifications or modifications to our disclosures in future filings.

       We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our Form 10-K; staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2006

Engineering Comment

1.  We have reviewed your response to comment 10 of our letter dated March 22, 2007. With regard to your reserves and the nature of your interest, acreage information by state is not sufficient to describe the nature of your interest in individual fields. Nature of your interest is meant to be your working and net ownership interest in a given property. Your reserve information appears to be limited to your total proved reserves in tables for the United States and Algeria or for broad geographic areas such as the Rocky Mountains or Gulf of Mexico. We believe the intent of Item 102 is to provide the user with oil and gas reserves, production and interest information on your principal fields. See the Instructions to Item 102 of Regulation S-K. Please revise your document to provide this information.

Response:  In response to your comment, we propose to expand the Item 102 disclosure in our 2007 Form 10-K to include reserves, production and interest information for properties that are considered important to the Company's operations, which currently would include the information below:

	Sales Volumes			Proved Reserves at Year End (MMBOE)	Producing Wells(1)	Drilling Statistics		Nature of Interest(3)

	Natural Gas (MMcf/d)	Oil and NGLs (MBbls/d)	Total (MBOE/d)			Wells Drilled(2)	Success Rate

Rockies:
Tight Gas
- Greater Natural Buttes	80	1	14	193	1,732	123	100.0%	W
- Wattenberg	81	7	20	248	3,930	63	100.0%	W/R
- Wamsutter	96	9	25	124	1,231	155	99.4%	W/R
- Pinedale and Jonah	34	-	6	96	449	71	100.0%	W
Enhanced Oil Recovery	25	16	20	244	1,571	180	100.0%	W
Other	208	3	38	256	10,127	554	99.8%	W/R

	524	36	123	1,161	19,040	1,146	99.8%
Southern Region:
Vernon	188	-	31	196	357	67	98.5%	W
Bossier	183	-	31	159	1,063	38	100.0%	W
Carthage	87	4	19	113	1,328	40	100.0%	W/R
Haley	113	-	19	62	3	25	96.0%	W
Ozona	50	1	9	57	44	55	100.0%	W
Austin Chalk	89	21	36	61	2,126	41	100.0%	W/R
South Texas/Other	177	26	55	369	9,073	62	95.2%	W/R

	887	52	200	1,017	13,994	328	98.5%

Total Onshore - Lower 48 States	1,411	88	323	2,178	33,034	1,474	99.5%
Alaska	-	22	22	65	55	10	90.0%	W
Gulf of Mexico	118	40	59	429	180	16	75.0%	W/R

Total United States	1,529	150	404	2,672	33,269	1,500	99.2%

  Gross number of wells in which Anadarko has an interest.
  Includes 1,433 gross development wells with a 99.6% success rate and 67 gross exploration wells with a 91% success rate.
  W = Working, R = Royalty

       Additional information regarding this table has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the SEC.

Engineering Comment

Oil and Gas Properties and Activities, page 4

Proved Reserves, page 4

2.  We have reviewed your supplemental response to comment nine of our letter dated March 22, 2007. You indicate that the recovery factor assumed for the K-2 field was conservative based on your interpretation of a sheet sand depositional environment. However, we note that in the table of recovery factors by depofacies, provided in your response, a sheet sand depofacies provides the highest of all recovery factors. In addition, you assumed support from an aquifer which is apparently not present. Given that you are now estimating a recovery factor much lower, explain to us why you believe that your original interpretation was not incorrect, resulting in an overestimation of recovery factor and thus proved reserves. As part of your response, explain why you believe that you had enough reliable data to estimate the recovery factor or the presence of aquifer support, and thus the proved reserves, with the reasonable certainty required by Rule 4-10(a) of Regulation S-X. Separately, explain to us how you have considered restating your reserves for the relevant time periods to remove the proved reserve volumes presented by the downward revision. Similarly address how you have considered corresponding changes to your financial statements.

Response: The response to this comment has been provided supplementally under separate cover pursuant to a confidential treatment request under the Freedom of Information Act and applicable regulations of the SEC.

       We respectfully request an opportunity to discuss this response letter further with the staff if, following a review of this information, the staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-3030 or Al Walker at (832) 636-3220 or by facsimile at (832) 636-7885.

                                                                                                        Very truly yours,

                                                                                                        /s/ BRUCE W. BUSMIRE

                                                                                                        Bruce W. Busmire

cc:     H. Paulett Eberhart, Chairperson, Audit Committee
         James D. Eggers, KPMG LLP